FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release dated February 12, 2003, announcing the selection of Registrant’s subsidiary, Spacenet Inc., by Diebald, Incorporated to become a channel partner of Spacenet’s Connexstar(SM) business-grade satellite broadband service.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: February 16, 2003

Feb 12, 2003

Diebold to Bundle Gilat’s High-Speed Connexstar Satellite Connectivity with Its ATMs, Security Systems and Standalone Service Delivery Platforms
Spacenet adds Diebold as reseller for its Connexstar business-grade satellite broadband service

Petah Tikva, Israel, February 12, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced Diebold, Incorporated has contracted with Gilat’s U.S. subsidiary, Spacenet Inc., to become an authorized channel partner of Spacenet’s Connexstar(SM) business-grade satellite broadband service.

Diebold, a global leader in self-service and delivery systems, is the first ATM manufacturer to provide this service to financial institutions. As a result of this agreement, Diebold will begin integrating Connexstar’s always-on broadband connectivity with its automated teller machines (ATMs) and security systems for applications where economical broadband connectivity is required as part of the overall solution. Connexstar’s commercial grade, high-speed, always-on connectivity enables rapid processing of transactions yielding shorter wait times and increased customer satisfaction.

In addition, Diebold’s adoption of Spacenet’s broadband VSAT technology enables it to incorporate a variety of advanced emerging applications into their ATM and other transaction platforms. Using Connexstar’s high-speed, multicast-enabled Internet connection, devices will be able to support ticket ordering, video and multimedia content delivery, and Internet access.

Diebold Vice President, Outsourcing and Managed Services, Robert Reho said, “With Connexstar, our customers now have the option of replacing dial-up and frame-relay connections with a high-speed satellite connection that is reliable, secure and easy to deploy. We’re excited about the opportunities for product and service enhancement that Connexstar service brings to our offering.”

Spacenet President and CEO Nick Supron said, “As a preeminent provider of ATM networks and security systems, Diebold is in a unique position to reach a large number of high-growth enterprises worldwide. In addition to enabling superior support of basic ATM applications, through Diebold’s integration of Connexstar service with its products Diebold will be extremely well positioned to lead the industry in bringing wide adoption of enhanced ATM and other kiosk applications. And we, of course, are very pleased to be a part of this.”

Background on Spacenet’s Connexstar service
Powered by Gilat’s Skystar 360E(TM) VSAT platform, Connexstar provides commercial-grade, always-on high-speed Internet connectivity anywhere in the continental United States — with the ability to add high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services using the same remote site hardware. Connexstar services include business-grade installation, integrated routing functionality, depot maintenance and second-level help desk support. A variety of on-site field service options — such as 24x7 help desk and same day, 7x12 on-site maintenance — are also available to meet specific business requirements. Embedded TCP/IP implementation coupled with Gilat’s industry-leading Internet browsing acceleration technologies provides high performance and enhanced user experience. Learn more about Connexstar at www.connexstar.com.

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage®, Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a) SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com